SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

We transcribe below the inquiry B3 S.A. - Brasil, Bolsa, Balcão (“B3”) sent to Ambev S.A. (“Company”) through Official Letter No. 128/2023-SLS (“Official Letter”), dated as of January 16th, 2023, in light of the Cooperation Agreement executed with the Brazilian Securities Commission:

“In view of the latest oscillations registered with the shares issued by this company, the number of trades and the amount negotiated, as set forth below, we request that it is informed, until January 17th, 2023, if there is any fact of your knowledge that can justify them.”

Common Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Neg. No.	Quantity	Volume (R$)
01/03/2023	14.16	14.11	14.39	14.26	14.17	-0.14	46,596	36,363,800	518,560,034.00
01/04/2023	14.28	14.08	14.47	14.31	14.25	0.56	35,267	23,791,800	340,356,296.00
01/05/2023	14.27	14.14	14.41	14.26	14.29	0.28	58,194	31,031,500	442,535,690.00
01/06/2023	14.30	14.16	14.36	14.28	14.32	0.20	24,836	20,889,800	298,298,670.00
01/09/2023	14.29	14.27	14.47	14.40	14.40	0.55	36,578	24,448,600	351,950,519.00
01/10/2023	14.26	14.25	14.60	14.44	14.54	0.97	27,700	35,535,000	513,070,828.00
01/11/2023	14.51	13.95	14.79	14.20	14.29	-1.71	60,164	74,419,600	1,056.451,305.00
01/12/2023	13.80	13.66	14.17	13.98	14.10	-1.32	57,352	69,959,500	977,814,406.00
01/13/2023	14.00	13.77	14.05	13.90	13.88	-1.56	38,305	44,291,300	615,547,789.00
01/16/2023*	13.72	13.18	13.74	13.38	13.24	-4.61	59,565	53,702,200	718,519,767.00

*Updated until 5:43pm

In response to the questioning, the Company informs that it is not aware of any material fact or act that is not of public knowledge and/or that should be disclosed to the market in accordance with the regulations in force in order to justify the latest oscillations.

Finally, the Company reiterates, under the terms of articles 2nd and 3rd of CVM Resolution 44/21, its commitment to disclose any material fact that may significantly influence the price of its securities or the decision of investors to buy, sell, maintain or exercise any rights inherent to the condition of holder of securities issued by the Company or related to them.

São Paulo, January 17th, 2023.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer